UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _______________________

FORM 8-K
_______________________

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 12, 2025

THE INTERPUBLIC GROUP OF COMPANIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-6686	13-1024020
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
909 Third Avenue, New York, New York 10022
(Address of principal executive offices) (Zip Code)
(212) 704-1200
(Registrant’s telephone number, including area code)

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.10 per share	IPG	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition.

On February 12, 2025, The Interpublic Group of Companies, Inc., held a conference call to discuss its results for the fourth quarter and full year of 2024. A transcript of the conference call is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

Exhibit 99.1: Conference call transcript dated February 12, 2025 (furnished pursuant to Item 2.02)

Exhibit 104: Cover Page Interactive Data File. The cover page XBRL tags are embedded within the Inline XBRL document (included as Exhibit 101)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE INTERPUBLIC GROUP OF COMPANIES, INC.
Date: February 13, 2025	By: /s/ Andrew Bonzani
Name: Andrew Bonzani Title: Executive Vice President and General Counsel

On February 12, 2025, The Interpublic Group of Companies, Inc. held a conference call to discuss its fourth-quarter and full-year 2024 results. CALL PARTICIPANTS IPG PARTICIPANTS Philippe Krakowsky Chief Executive Officer Ellen Johnson Executive Vice President, Chief Financial Officer Jerry Leshne Senior Vice President, Investor Relations ANALYST PARTICIPANTS David Karnovsky J.P.Morgan Michael Nathanson MoffettNathanson Research Julien Roch Barclays Jason B. Bazinet Citi Cameron McVeigh Morgan Stanley Research Craig A. Huber Huber Research Partners

2 COMPANY PRESENTATION AND REMARKS Operator: Good morning, and welcome to the Interpublic Group fourth-quarter and full-year 2024 conference call. . . . I would now like to introduce Mr. Jerry Leshne, Senior Vice President of Investor Relations. Sir, you may begin. Jerry Leshne, Senior Vice President, Investor Relations: Good morning. Thank you for joining us. This morning, we are joined by our CEO, Philippe Krakowsky, and by Ellen Johnson, our CFO. We have posted our earnings release and our slide presentation on our website, interpublic.com. We will begin with prepared remarks, to be followed by Q&A. We plan to conclude before market open at 9:30 Eastern time. During this call we will refer to forward-looking statements about our company. These are subject to the uncertainties and the cautionary statement that are included in our earnings release and the slide presentation. These are further detailed in our 10-K and other filings with the SEC. We will also refer to certain non-GAAP measures. We believe that these measures provide useful supplemental data that, while not a substitute for GAAP measures, allow for greater transparency in the review of our financial and operational performance. At this point, it is my pleasure to turn things over to Philippe Krakowsky. Philippe Krakowsky, Chief Executive Officer Thank you, Jerry, and thank you for joining us this morning. As usual, I’ll start with a high-level view of our results in the quarter and for the full year, as well as our operating outlook for the year ahead. Ellen will then add additional detail on our performance, and I’ll then conclude with thoughts on the compelling strategic benefits of our proposed acquisition by Omnicom. Turning to performance and beginning with revenue, our organic revenue decrease in Q4 was 1.8%, bringing us to full-year organic growth of 20 basis points. Our revenue change in the fourth quarter was largely due to the impact of the account activity over the previous twelve-month period, which we had discussed with you on prior calls. Those headwinds intensified during the quarter, which was expected, but at a somewhat greater rate than we’d anticipated. As a result, the full-year fell shy of our forecast. While we saw the impact of those headwinds broadly, across a number of disciplines and geographic regions, that was partially offset by notably strong growth in the food

3 & beverage sector, as well as the return to solid growth in technology & telecom. As discussed on our last two calls, the underlying tone of business in the quarter did pick up from earlier in the year. It’s also worth noting that we had several headline wins to close the year, including Amgen, Little Caesars and Volvo on the media front, as well as Pizza Hut and the Kimberly-Clark creative consolidation, which took place in mid- January. This represents solid new business momentum, but those wins are too recent to have benefitted our fourth quarter and won’t fully be online until a bit later in the year. Turning to operating expenses and profitability in the quarter, our adjusted EBITA margin was 24.3%. And with that performance, we delivered against the full-year margin target of 16.6% that we had set at the beginning of 2024. That sustained level of profitability reflects strong operating discipline by our teams, notwithstanding a challenging year, while continuing our significant investment in talent and our technology and platform capabilities. Fourth-quarter diluted earnings per share was $0.92 as reported, and was $1.11 as adjusted for acquired intangibles amortization, some initial deal expenses related to our planned combination with Omnicom, and the non-operating impact of non- strategic businesses sold or held-for-sale. Full-year diluted earnings per share was $1.83 as reported and $2.77 as adjusted. That compares to $2.99 in 2023. As a reminder, our EPS in full-year 2023 included the benefit of $0.17 per share related to the resolution of routine federal income tax audits of previous years. Over the course of the year, total capital return to shareholders, between dividends and shares repurchased, was $727 million. We suspended repurchases in the fourth quarter due to the pendency of the merger, and, given regulatory limitations, we expect to be back in the market after our shareholder meeting. It’s also worth noting that, while historically we have raised our dividend per share at this time of year, as we work towards the acquisition by Omnicom, both parties contractually agreed to no increases through the pre-merger period. As you heard last week in John’s remarks, the expectation is that the free cash flow of the combined companies will be very substantial, and as such he expects to increase Omnicom’s historical capital allocation for dividends and share repurchases, while also being able to invest meaningfully into the combined business to further enhance its strength in key areas such as technology and talent. As we look ahead to 2025, of course one very significant focus is our commitment to bringing the merger to full effectiveness. A number of our competitors are clearly concerned enough about the combination that they’ve spent a lot of airtime talking about our being distracted. But our front-line talent is fully focused on clients, which is obviously as it should be, and we have a small and clearly defined group here at corporate that will be working on the day-to-day activities required for a successful integration.

4 In the meantime, IPG will of course continue to operate independently, so it’s appropriate that we continue to share our standalone outlook with you as part of these calls. Entering the new year, we have seen that clients remain focused on the need to drive growth. And that means investing in the ongoing evolution of their businesses, especially around solutions at the intersection of media, creativity, technology and data. Yet global macroeconomic and geopolitical uncertainty, which we had seen abate in the latter part of 2024, remains, and that is showing up in a somewhat more cautious and deliberative approach to budgeting on clients in certain industry sectors. During this year, we will also continue to navigate the weight of trailing wins and losses on our top line. As we have discussed previously, we were on the wrong side of the outcome in defending a number of very significant media accounts. It’s worth reminding everyone that the decisive factor on those largest decisions was principal media, and, specifically, the commercial terms enabled by principal media at scale. In one other important account shift, in the healthcare vertical, where our capabilities have led the market for many years, a competitor was able to leverage its much greater size to win a significant portion of a large creative account that we had been awarded not long prior. Looking at just the three largest of those decisions, together, they will weigh on our growth for this year by four and a half to five percentage points. Factoring in that headwind, and with an offset of otherwise sound underlying performance, we are therefore targeting an organic decrease for 2025 of 1% to 2%. We estimate that quarterly revenue phasing will be significantly more challenged in the first half of the year, with the net impact of wins and losses easing in the year’s second half. It’s important to highlight that our proposed combination with Omnicom will position us with greatly strengthened solutions for more competitive and better client outcomes. Turning to our outlook on expenses and margin for the year, as most of you know, we have consistently challenged ourselves with respect to our opportunities to evolve the architecture of our company, both for client service as well as operating efficiency. You’ve heard me speak before to the structural changes that we need to make to improve our growth profile, namely investing in higher growth capabilities, increasing the integration of our offerings and constantly simplifying what it means to work with us. This also applies to our ways of working and our organizational structure. With an eye on the rapid evolution of our industry and its impact on our business, over the course of the back half of last year, we undertook a wide-ranging strategic analysis that included multiple avenues to rethinking our operating structure. This strategic review has been focused on maximizing opportunities as an independent IPG, but these efforts will also clearly benefit us when it comes to the combination of our company into Omnicom. Our outlook for 2025 therefore includes a program of restructuring over the course of the year designed to transform our business, enhance our offerings and drive significant structural expense savings. This is a blueprint for accelerating change that

5 includes speeding our progress on strategic centralization of many corporate functions, greater offshoring and nearshoring in both corporate services and certain areas of client-service delivery, with the latter centers of excellence focused on platform benefits in key areas such as production and analytics. We will also continue to improve efficiency in the operational structure at a number of our agencies, as well as further improve real estate efficiencies. Specifically, we expect that our program will generate in-year savings of approximately $250 million in 2025. The associated charge should be of an equivalent amount, with a significant portion being non-cash. We will recognize most of those expenses in the first and second quarters, and we will call those out for you in our P&L. And we plan to provide additional details on this plan with our first quarter report in April. To be clear, though, we believe these actions have very limited overlap with the $750 million of cost synergies anticipated as part of our proposed combination with Omnicom. As you heard in some detail from John last week, those savings are enabled largely by the combination of our two companies, and the areas of focus he called out are not those that I just identified. Additionally, as John mentioned on his call, the $750 million of synergies excludes revenue synergies, synergies from automation and incremental on-shoring and off-shoring. The restructuring is required given the opportunities for greater efficiency within our company and will allow us to become a part of the new Omnicom in the strongest possible position. In terms of 2025, with these strategic actions on costs, along with our usual strong operating discipline, we are targeting adjusted EBITA margin of 16.6% under our expected organic revenue decrease of 1 to 2%. As we look ahead, we remain confident in the many fundamental areas of strengths within our company, and the enormous potential of our planned combination with Omnicom. I’ll come back with thoughts on the acquisition, but at this point I’d like to turn things over to Ellen for a more in-depth view of our results.

6 Ellen Johnson, Executive Vice President, Chief Financial Officer: Thank you. I hope that everyone is well. As a reminder, my remarks will track to the presentation slides that accompany our webcast. Beginning on slide 2 of the presentation, our organic decrease of net revenue in the quarter was 1.8%. That brings our organic revenue growth for the year to 20 basis points. Adjusted EBITA in the quarter was $591.2 million, and margin on net revenue was 24.3%. Adjustments exclude the amortization of acquired intangibles and $9.3 million of deal expenses in SG&A related to our acquisition by Omnicom. For the full year, our adjusted margin was 16.6%. Our diluted earnings per share in the quarter was $0.92 as reported and $1.11 as adjusted. Below the line, we have adjusted for non-operating losses from both the disposition of non-strategic businesses and assets held for sale. Our adjusted diluted EPS was $2.77 for the full year. We concluded the year in a strong financial position, with $2.2 billion of cash on the balance sheet and with only 1.7 times gross financial debt-to-EBITDA, as defined in our credit facility. Our share repurchases during the year totaled 7.3 million shares, which returned $230 million to our shareholders in 2024. As Philippe noted earlier, we suspended our activity in the fourth quarter, due to the planned acquisition by Omnicom. Turning to slide 3, you’ll see our P&L for the quarter. I’ll cover revenue and operating expenses in detail in the slides that follow. Turning to fourth quarter and full-year revenue on slide 4:  Our net revenue in the quarter was $2.43 billion, a decrease of 5.9% from a year ago.  Compared to Q4-23, the impact of the change in exchange rates was negative 50 basis points.  The impact of net dispositions and assets held for sale was negative 3.6%.  Our organic net revenue decrease was 1.8%, which brings us to organic growth of 20 basis points for the full year. Further down this slide, we break out segment net-revenue performance.  Our Media, Data & Engagement Solutions segment decreased 60 basis points organically. Very strong growth at Acxiom was offset by continued decreases at MRM. Mediabrands decreased slightly in the quarter, less than 1%, due to the significant impact of trailing account losses. Organic growth for the full year of this segment was 20 basis points.

7  The organic decrease at our Integrated Advertising & Creativity Led Solutions segment was negative 4.7%. In large measure, performance reflects the decision of a single, sizable client, in the healthcare sector, earlier in the year. We continued to have strong growth at Deutsch, and we had solid performance in the quarter at McCann, notably in the international markets. For the year, the segment decreased organically by 20 basis points.  At our Specialized Communications & Experiential Solutions segment, organic growth was 1.3%. We had growth at Golin in public relations and at Momentum and Octagon in experiential offerings, which were more than offset softness elsewhere in the segment. For the year, the SC&E segment grew 1.3% organically. Moving on to slide 5, our revenue growth by region in the quarter:  The U.S., which was 60% of our fourth-quarter net revenue, decreased 3.2% organically, reflecting the impact of certain accounts lost in late ’23 and during 2024 that weighed on our growth broadly across our domestic operations.  International markets were 40% of our net revenue in the quarter, and increased 30 basis points organically: o In the U.K., which was 9% of our [net] revenue in the quarter, the organic decrease was 3.3%. Growth at Acxiom and Golin was more than offset by decreases elsewhere in the portfolio. o Continental Europe was 10% of our net revenue in the quarter and decreased 3.0% organically, which was against 11.7% growth a year ago. Declines in regional spending by global clients weighed on performance, with the results notably soft in Germany and France. o In AsiaPac, which was 8% of net revenue in the quarter, our organic decrease was 7.9%. The loss of certain global accounts weighed on results across the region. o In LatAm, which was 6% of net revenue in the quarter, we grew 10.4% organically, on top of 15.0% a year ago. Our strong growth was led by IPG Mediabrands, and, by market, was led by Mexico, Argentina and Colombia. o Our Other International Markets group, which consists of Canada, the Middle East and Africa, was 7% of net revenue in Q4 and grew 12.1% organically. Performance was due to strong growth in the Middle East, where business rebounded from the impact of the events the year before. Moving on to slide 6 and operating expenses in the quarter:  Our fully adjusted EBITA margin in the quarter was 24.3%, which is the same level we attained in the fourth quarter of 2023.  Our ratio of total salaries & related expenses improved 70 basis points to 58.7%, compared with 59.4% in last year’s fourth quarter: o We had leverage on base payroll and temporary labor, partially offset by higher expense for performance-based incentive programs, due to the

8 timing of accruals over the course of the year, and increased severance expense. o We ended the year with headcount of 53,300, which reflects an organic decrease of approximately 5% from a year ago, and a total decrease of 7%, including our net business dispositions.  Our office & other direct expense increased as a percentage of net revenue by 20 basis points to 13.8%. Occupancy expense was flat as a percentage of net revenue, while “all other” office & other direct expense increased by 20 basis points, mainly due to higher levels of investment in technology.  Our SG&A expense was 1.8% of net revenue, an increase of 90 basis points from a year ago, due to $9.3 million of expenses related to the planned acquisition by Omnicom and strategic investments in senior enterprise talent and platform development.  These expense ratios for the full year are available in the presentation appendix and reflect the same drivers that were at work in the fourth quarter: strong leverage on salaries offset by greater technology investment and increased strategic hiring in SG&A. Turning to slide 7, we present detail on adjustments to our reported fourth-quarter results in order to give you better transparency and a picture of comparable performance. This begins on the left-hand side with our reported results and steps through to adjusted EBITA and our adjusted diluted EPS:  Our expense for the amortization of acquired intangibles, in the second column, was $20.4 million.  The small restructuring reversal was $6.4 million.  Deal costs pertaining to the planned acquisition by Omnicom were $9.3 million.  Below operating expenses, our net loss due to assets held for sale and the sales of non-strategic businesses was $57.8 million.  At the foot of this slide, you can see the after-tax impact per diluted share of each of these adjustments, which bridges fourth-quarter diluted EPS as reported at $0.92 to adjusted earnings of $1.11 per diluted share. Slide 8, similarly, depicts adjustments for the full year, again for continuity and comparability, bridging diluted earnings per share as reported of $1.83 to our adjusted $2.77 per share. It’s also worth noting that, as shown on this schedule, our adjusted effective tax rate for the full year was 25.2%, which is in-line with our expectation. On [slide 9] we turn to cash flow for the full year:  Cash from operations was $1.06 billion and was $1.22 billion before changes in working capital.  Our investing activities used $151.1 million, mainly for cap-ex of $141.8 million.

9  Our financing activities used $1.0 billion, mainly, as shown here, for dividends on our common stock and the repayment of debt in April and repurchases of our shares.  Our net decrease in cash for the year was $198.7 million. Slide 10 is the current portion of our balance sheet. We ended the year with $2.2 billion of cash and equivalents. Slide 11 depicts the maturities of our outstanding debt and our diversified maturity schedule. Total debt at year-end was $3.0 billion, and our next scheduled maturity is not until 2028. In summary, our strong financial discipline continues, and the strength of our balance sheet and liquidity mean that we remain well-positioned both financially and commercially. With that, I’ll turn it back to Philippe. Mr. Krakowsky: Thanks, Ellen. As you’ve heard from us previously, until we have regulatory approvals and the proposed combination with Omnicom is complete, we continue to be in market as an independent company. So I’ll review the particulars of our performance as I would on any other quarterly call. An important announcement during Q4 related to the continued enhancement of Interact, the suite of integrated end-to-end technologies across our portfolio. And that’s the latest evolution of our core technology infrastructure and marketing engine. This operating system integrates data flows across the consumer journey, from research and insights to creative ideation, production and commerce, as well as powering media activation. Built and developed by our in-house product team, Interact represents many years of investing, refining and unifying core capabilities to ensure we can drive sustainable growth for our clients, whether in marketing or sales channels, and it’s a foundational element of our go-to-market strategy that is being used by a growing number of Interpublic companies on behalf of their clients. In the quarter, we also announced the planned acquisition of Intelligence Node, a leading eCommerce intelligence platform known for its data accuracy and global reach, specific to retail data. Intelligence Node’s technology leverages AI to aggregate and analyze billions of data points across thousands of retail categories in over 30 global markets, delivering dynamic insights into consumer sentiment and a range of product attributes, including pricing, product availability and inventory levels, as well as retail media.

10 This move significantly enhances our existing commerce capabilities, providing clients with real-time intelligence to understand shopper trends, optimize performance in digital retail marketplaces and drive sales growth. In terms of operating-unit-level performance during 2024, IPG Mediabrands posted solid growth, and we saw a number of sizable new business wins to close the year. In the fourth quarter, Amgen and HelloFresh tapped Mediabrands as their AOR, and Volvo chose Initiative as its global media agency. The network also retained Unilever in LatAm and grew the business in Canada and MENA as part of that client’s global media review. Mediahub was named AOR for Little Caesars, and earlier this month Alaska Air tapped UM as its U.S. media partner. Acxiom also posted good growth for the full year and in the quarter, which featured four large new business wins across industry sectors, including technology, financial services, healthcare and the public sector. These new engagements reflect Acxiom’s expertise in leveraging first- and third-party data to solve complex business challenges and helping clients maximize their own tech investments. We also consolidated all of IPG’s Salesforce cloud services under Acxiom, which now offers clients consulting, implementation, and operational services across the full suite of Salesforce clouds as part of IPG’s centralized platform services. IPG Health continued to be the best-in-class creative network in its space, winning top honors at the MM+M Awards and the London International Awards. The network also expanded partnerships with certain key clients in the quarter, including AstraZeneca, Merck, Regeneron and Edwards Lifesciences. Our earned media solutions continued to evolve with leading offerings. Weber Shandwick launched a differentiated influencer offering that marries Acxiom data with cultural and commercial impact. And the company added nearly a dozen new client assignments in this area using this tool, and also won the Effie award for the year’s “Most Effective Influencer Campaign” for its work on behalf of Kellanova. During the quarter, Golin committed to being the first fully AI-integrated PR agency by the end of this year. Over 80% of Golin staff are now using AI as part of their daily workflows, with more than 100 brands and clients benefitting from Golin’s AI-assisted workforce. Our creative agencies continued to deliver powerful ideas that are winning in the marketplace for their clients. We’ve increasingly seen significant wins when we bring together creative, data and production with audience-led thinking and identity resolution powered by Interact. This includes Kimberly-Clark, which recently expanded its relationship with Interpublic as part of their global consolidation review process, with FCB as lead agency and support from both MullenLowe and McCann. And this is the second sizable win for us with this integrated team and offering, after the Kellanova consolidation last year. Notably, work from FCB for another such client, Budweiser, secured the #1 spot in the USA Today Ad Meter ranking for best commercial in this weekend’s Super Bowl.

11 Of course, given the requirements of sophisticated modern marketers, we have to not only maintain our commitment to great talent and tech-enabled capabilities, but also give thoughtful consideration to new structures and ways of working. As mentioned to you in my opening comments, Q4 saw us finalize plans for the organizational restructuring we will be undertaking this year. This program will include streamlining efficiencies within our agencies, centralization of a number of corporate functions, focus on greater offshoring and nearshoring, accelerating our progress on strategic centers of excellence in areas where platform services can benefit delivery and cost, such as production and analytics, as well as further improving our real estate footprint. These actions are necessary to ensure that a standalone IPG is in the strongest possible position, despite our topline challenges. While some of the cost savings we generate will be invested in talent and technology capabilities in areas such as AI, identity resolution, content management platforms, commerce and data, the strategic restructuring and transformation will deliver savings in 2025 that position us to maintain margins this year and expand them going forward. These actions are independent of and, importantly, complementary to our proposed combination with Omnicom, which will create the industry’s most dynamic and well- resourced company. As I called out earlier, we believe there is limited overlap between the impact of these efforts and the synergies identified as a result of the proposed acquisition by Omnicom. Turning now to slide 12, we outline the full range of benefits that a combined Omnicom and Interpublic will deliver to our various stakeholders. For our clients and our people, expanded and enhanced products and services will mean significant value. Our combined operations will be positioned to offer clients multiple advantages that are unduplicated and superior to anything currently in market. They include media offerings that leverage an unparalleled scope and quality of investment, data and technology. The proposed transaction would also enhance our collective commerce offerings and technology investments, bringing together specialized capabilities on both sides. In addition, our companies have highly complementary geographic footprints and a shared foundation of common values and culture. With respect to technology, the combined company will have exceptional identity resolution and commerce offerings, based on a deeper understanding of consumers than any other provider. In terms of GenAI technologies, like some of our competitors, at Interpublic we’ve moved well beyond testing and are applying LLMs and proprietary tools across media, creative, experiential agencies and other areas of our business. Together with Omnicom, we would be able to bring to market the combined resources of both companies, focusing our investment and then amplifying it against a larger platform. For clients, this means a foundation of compelling benefits, creating a seamless ecosystem where data, technology and creativity come together to drive innovation and deliver measurable business growth and outcomes against clearly- defined KPIs.

12 That’s why we believe the differentiated offerings that will result from the combination will drive exceptional future revenue-growth opportunities. I think it needs to be said, because there has been so much that has been said by others who are not part of the proposed transaction, that our partners have been enthusiastic about our combination with Omnicom. Our client-facing colleagues within Interpublic — from those who create ideas to those who advise our clients on their investment decisions, to those who innovate with tech and data — they’re all looking forward to the wider array of capabilities that we would be able bring to marketers. Our teams appreciate that nobody in our industry has as comprehensive a solution as we will together with Omnicom. As you would expect, we have also spoken with our top clients. They see the benefits and understand that our partnerships and the value we can deliver for them will be meaningfully enhanced. So, while we understand that our competitors are trying to disrupt what we are looking to build, it bears repeating that the integration will remain very focused and not get in the way of the services we deliver to clients every day. You’ve heard about the financial benefits, both when we announced the deal and on Omnicom’s call last week. From the revenue and cost synergies, to the powerful balance sheet that will support capital return and accelerate innovation, to the accretive nature of the deal, it is a very compelling proposition. In terms of timing, the regulatory process is moving forward. We are progressing in the HSR review, and on February 10th, we re-filed our HSR filing to continue that process, which is commonplace for transactions of this type. Foreign filing processes are also well underway, and the special shareholder meetings to approve the transaction are scheduled for March 18th. We continue to expect to close in the back half of this year. In the interim, as we’ve outlined for you today, we are taking steps to keep Interpublic competitively positioned for future success. Our strategic actions will bring us into the combination as the strongest possible company. And we will continue to build on our ability to deliver integrated client-focused services and solutions and further align and extend key data and technology capabilities, as well as remain true to our long- standing commitment to operational discipline and a strong underlying financial foundation. Thanks for your time today. And at this point, let’s open the floor to your questions.

13 QUESTIONS AND ANSWERS Operator: Thank you. . . . One moment for the first question. Our first question is from David Karnovsky with JPMorgan. You may go ahead. David Karnovsky, J.P.Morgan: Hey, thank you. Maybe just first with Philippe. On the underlying conditions, I think you noted improvement through last year, but maybe some incremental caution now due to the macro, especially in certain sectors. I wanted to see if you could expand on this a bit and also touch on tech, where I think you said you returned to growth? And then second, for Ellen, on the accelerated business transformation, the $250 million of net cost savings, can you help us understand that figure against the flat margin guide? What is actually realized this year versus items like severance that will show-up in adjusted EBITA? And then, is it reasonable to be extrapolating those savings out to, say, ’26, with the implication that you would see a notable step-up in margin, assuming steady revenue? Thanks. Philippe Krakowsky, Chief Executive Officer: On the revenue question, I mean, I think what I would just do is, we’ve tried to give you clear line-of-sight to the ups and downs of ’25 and the degree to which just a number of those very large losses are weighing on the performance. So if you’re looking at 4.5 to 5% of drag, clearly, the underlying business is getting us back to the guide. Not that we’re happy that has to be the guide. In terms of the fourth quarter, the revenue runoff of certain of the accounts we mentioned was probably greater than expected. So in a cumulative way in Q4 of, again, just a few trailing losses was about 4% in the quarter. So all of that says to us that there’s no new news, it’s really timing. And then at a macro-level, I think you heard us say towards the back-half of the year that it looked as if people were leaning past and beginning to really get comfortable with the reality that they needed to just start to make plans and invest in growth. There’s one or two client categories or there’s just — you look at the degree to which there’s some geopolitical macro that is uncertain. So I think it’s just giving people kind of — it’s just a slight downshift. It’s nothing dramatic. Ellen Johnson, Executive Vice President, Chief Financial Officer: Okay. Good morning, David. Thank you for your question. Regarding the business transformation and how it relates to the restructuring, I would say it’s a continuation. All through 2024, we talked about how we were implementing common systems and standardizing our processes, which enables you to create centers of excellence. And a lot of what the restructuring is doing is doing just that, which is allowing us to be more efficient in the ways that we operate and more effective in the ways we service our clients. And those are the types of things that we called out in the prepared remarks.

14 As far as expenses and savings, we said we think the charges in ’25 will equate approximately to the savings in the year, with more to come in future years, which leads to expanded margins going forward. Operator: Thank you. Our next question is from Michael Nathanson with MoffettNathanson. You may go ahead. Michael Nathanson, MoffettNathanson Research: Hi, good morning, Philippe. Thanks. Philippe Krakowsky, Chief Executive Officer: Hi, Michael. Mr. Nathanson: Good morning. It was notable that you called out principal media as a factor for some of the client losses. Can you talk a bit about your abilities if this deal is done? How quickly do you think you could integrate their principal media business with Mediabrands? So, that seems like a big opportunity on the top line to maybe fix some of the losses. So if you could talk about, like, your thesis on why it was better to merge than to build at that point for principal media? Mr. Krakowsky: Look, I mean, I don’t think that you would — I wouldn’t reduce — there are so many parts of and so many strategic benefits to the merger — to — yes, for us in ’24, our media business, which had been a very strong performer for a long-time, ran into challenges, and that was an area that we felt was of concern. So, to the extent that you’ve got in our prospective soon-to-be partner a great deal of expertise in that regard and then presence, because you’ve heard from us that we’d felt good about the rate at which we were able to build a principle ourselves domestically, kind of in the U.S., the options we were getting from clients, the degree to which we were able to put together a very sophisticated contemporary service offering and products there, I think that marrying that up to, connecting it, given the fact that Omnicom is sophisticated in that regard, that they do this well and that they do this globally, clearly benefits. But I think that there’s just so much more about what and how the companies fit together. There’s so much that’s complementary. The opportunity is much greater than — which is not to say that this is not one of the opportunity areas. Mr. Nathanson: Okay. Hey thanks, Philippe. Mr. Krakowsky: Sure.

15 Operator: Thank you. Our next question is from Julien Roch with Barclays. You may go ahead. Julien Roch, Barclays: Yes, good morning, Philippe. Good morning, Ellen. My first question is, in the proxy statement you presented a forecast where you have 110 basis points of margin improvement in ’26 and 100 basis-point in ’27, which is well above consensus. So can you confirm this forecast? And do you need more than the $250 of savings you announced today to get there, i.e., we’ll get another round of cost-cutting next year or, with today’s announcement, that’s how you get to those margin improvements? That’s my first question. The second one is, as you said that those savings you’ve announced today are largely independent from the $750. Kind of philosophically, if I take the — to get the EBITA for the combined group, do I take what you have in the proxy statement forecast and just add $750 to get combined EBITA? Because some clients are telling me that you’ll have some cost creep, and I shouldn’t do it like that. And then the last one: both John and yourself have said that client-facing would be absolutely fine, would be better because they have better tools once you combine, and that the merger benefits were mostly merging the back office. But if you do that and you do not consolidate brands, you will end up as a combined company with eight global media agencies and eight global creative agencies. Is that the right number? Thank you. Philippe Krakowsky, Chief Executive Officer: That’s an awful lot to wrap one’s head around in the time that we’ve got. So I guess I will start with: the modeling that you would have seen in the filings was for IPG as a standalone; and clearly, it reflects the work that we shared with you that we are doing now. You’ve seen us in the past enact programs like this, and you’ve seen that they lead to tangible success. The degree to which, having gone through the exercise that led to the cost synergies around the acquisition, the merger, with John and his management team, we do understand these to be — there’s very limited overlap there. And then you start asking questions about running a very sizable enterprise. And so the benefits of all of the things that John called out around putting these two large companies together — the corporate compensation, the corporate DNA — clearly are present in market. And vendor cost savings, shared services, things of that nature: they’re very, very significant. Our people and our clients are responding very, very well because, as I’ve said, and I laid it out, I think, in a fair amount of detail, they see that, as our businesses continue to evolve and the investment that needs to happen in technology, the fit that we’ve got from a geographic point of view, what Flywheel and Acxiom can do together, the strength that Omnicom has through Credera, on the Adobe factor — there are just many, many things that fit together, to the point of the answer to Michael’s question. I think that the — sitting here now and kind of going to a kind of, gee, how many brands, what’s the optimal organizational structure, I think what I would just point out to you is, direction of travel, and you use the word “philosophically,” we’re very aligned with Omnicom in terms of the fact that we have a commitment to strong agency

16 brands. We win with talent by giving them the opportunity to come into the company within the cultures of those brands, and then that talent wins for us with clients. Clearly, at the holding company level, we pick the strongest agency providers and put them into the teams that solve for the client. And, increasingly, you’ve heard us talk about how we combine like-for-like to create centers of excellence and how then that ties into the platform services. So I don’t know that answering the question about, gee, how many brands is the optimal number, at this point is super-productive. But I think that we will have — we’ll be able to go to clients and give them options, and very strong options, in every one of the capability areas that matter. And we’ve got very complementary capabilities. So again, the revenue quote-unquote synergy, the revenue opportunity, is meaningful, and we’ll sort out the flying formation. But I don’t think we’ll do it in the next three minutes on this call. But hopefully that gives you line of sight. That was a lot of questions in a finite period of time. So I think I covered most of what you asked. Mr. Roch: No, you did that. Sorry for being too ambitious, but thank you for an excellent summary. Mr. Krakowsky: All right. Thank you. Operator: Thank you. Our next question is from Jason Bazinet with Citi. You may go ahead. Jason B. Bazinet, Citi: I just had one quick follow-up on the $250 million of savings. Can you just talk a little bit more about the cost to achieve those? I was just a little bit confused when you called out the non-cash component of those costs to achieve being significant. Philippe Krakowsky, Chief Executive Officer: I think it’s equivalent, as we said. And there will be some real estate, and there will be some degree to which we might also — as we rationalize and standardize, to Ellen’s point, some of our tech investments, we might be writing-off an asset or two there, but nothing dramatic. Mr. Bazinet: There’s nothing on the stock-based compensation side or anything now? Mr. Krakowsky: No. Mr. Bazinet: Okay. Thank you.

17 Mr. Krakowsky: Please. Operator: Thank you. Our next question is from Cameron McVeigh with Morgan Stanley. You may go ahead. Cameron McVeigh, Morgan Stanley Research: Thanks. Hey. Just curious how healthcare is trending when you exclude the impact of recent account losses? And then, secondly, when you think of a given CMO in a pitch, curious how their priorities have shifted at all recently. And, is principal-based media buying — is that the most important capability now to win or retain new business? Or how are you thinking about that? Thanks. Philippe Krakowsky, Chief Executive Officer: Sure. Healthcare — independent of that one sizable swing — we see healthcare as growing this year. And, as you know, it’s one of our largest sort of operating units. It is a modicum of — I mean, I think everybody — whatever it’s been, four, five, six months or so — was asking questions around that, and we were clearly giving you line-of-sight into. We’ve got every channel covered. We’ve got very, very deep subject matter expertise. And so, if the playing field changes, all of those clients are still going to need to be in market. They’re still going to need to be reaching not just consumers, but all of the other participants in the healthcare ecosystem, whether that’s caregivers, whether that’s doctors, whether that’s so on and so forth. And so there’ll be some share shift in terms of how you reach them, and that might have an impact on the media owner side, but we were clear that we didn’t see that as a meaningful concern sitting where we are. And then on the CMO question, I think that we’ve called out principle because we’ve built a media business that was very much about kind of consultative, highly data- based, sort of helping clients make the smartest possible investment decisions. That piece has come into the equation and for us is something we call out. I think it’s important, clearly, but I think that you see the largest opportunities around media because that’s where you have the fusion of technology, a lot of data. Clearly, now, commerce is a very important part of this, and there’s conspicuous strength in commerce on the Omnicom side, and we see a big opportunity connecting Flywheel and Axiom. And you see some sizable integration opportunities like a Kellanova or a Kimberly-Clark, for us, in the last six months. So, no, I think it’s more sophisticated than that, but that clearly has become a part of the decision matrix. Mr. McVeigh: Got it. Thank you.

18 Mr. Krakowsky: Thank you. Operator: Thank you. And our last question comes from Craig Huber with Huber Research Partners. You may go ahead. Craig A. Huber, Huber Research Partners: Thank you. Philippe, I’d like to hear a little bit more, if I could, about how three sectors are doing: the healthcare, technology, and retail/e-commerce. Maybe if you could give us how that organic growth rates or lack thereof did in the fourth-quarter? And maybe touch on your outlook for the new year for each of those? Thank you. Philippe Krakowsky, Chief Executive Officer: I mean, it’s — you’re touching upon two in which we had these sizable losses, right? So obviously, you know, we’ve talked a bit about a big healthcare win that turned into a much smaller healthcare win for us and is impacting our results. The biggest media decision of the year last year was in the retail space. So as I said, I think, independent of that one big swing item in health, we have healthcare growing this year. And it touches other parts of our world. You see healthcare clients in the media business. We’ve got a sizable healthcare practice on the PR side. Retail is just going to be muddied for us, just because there’s going to be the one very sizable loss there. And then tech & telco, as mentioned, has come back and is now growing for us. So I think that probably covers it as best as I can. You’re happening to pick two where we’ve got one very sizable item that’s going to distort the result. Mr. Huber: Fair enough. Obviously, they’re important sectors for you guys and elsewhere. Ellen, if I could just ask you a nitpick question: the $250 million of in-year 2025 cost- savings, what is that on an annual basis as we exit 2025? Is that more like $350 million? How should we think about that, please? Ellen Johnson, Executive Vice President, Chief Financial Officer: It’s clearly going to be high. We don’t have a full year of the benefit in 2025. And I would just reemphasize that it’s incremental to the synergies that we’ve called out in relationship to Omnicom. I mean, what we’re really talking about here, as I mentioned, was creating centers of excellence, which also allows offerings in nearshoring and just creating a lot more efficient operating structure, streamlining some of the operations of our agencies. So that should continue to benefit our margins. But again, very separate and apart from the deal synergies that we called out.

19 Mr. Huber: And then, Philippe, if I could just squeeze in one more here before the market opens, if I could. Mr. Krakowsky: Sure. Mr. Huber: I’d love to hear from you on the tone of business out there, putting aside the various losses that you’ve talked about here. How do you feel about the tone of business right now, the macroenvironment, versus, say, a year-ago right now? I mean, what do you hear in feedback from clients on that front? Thank you. Mr. Krakowsky: Well, I mean, as we said to you a year ago, if you go all the way back to a year-ago, there was a measure of caution. Then as we moved through ’24, things got meaningfully better, and we felt that people were leaning in towards the latter part of the year. And, broadly speaking, I’d say that that’s still the case, but there are one or two big items that are pending in terms of the macro. But, I think as we tried to call-out in the remarks, we’re seeing, you know, clients engaged, we are seeing a fair bit of opportunity in terms of new business flow. There’s some bigger-than-not opportunities. So it feels pretty solid, I’d say. Mr. Huber: Great. Thanks. Mr. Krakowsky: You’re sort of — you’re asking me — last year kind of had enough swing in it quarter- to-quarter. And when you say compared to last year, I don’t know what to say: compared to what point in the year last year? Mr. Huber: Yeah, I’m just trying to get a sense from you what you’re hearing from your clients versus how they were feeling a year-ago about their spending levels for the upcoming year. Mr. Krakowsky: And, like I said, I mean, it does vary sector to sector. You don’t necessarily get the same read, but it feels like — again pending one or two kind of open macro items that are geopolitical — things are progressing. Mr. Huber: Very good. Thank you. Mr. Krakowsky: Thank you.

20 Operator: Thank you. Philippe Krakowsky, Chief Executive Officer: I appreciate the time today and look forward to speaking to you all again in April. Operator: Thank you. This concludes today’s conference. You may disconnect at this time.

21 CAUTIONARY STATEMENT This transcript contains forward-looking statements. Statements in this transcript that are not historical facts, including statements regarding goals, intentions, and expectations as to future plans, trends, events, or future results of operations or financial position, constitute forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “intend,” “could,” “would,” “should,” “estimate,” “will likely result” or comparable terminology are intended to identify forward-looking statements. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, which could cause our actual results and outcomes to differ materially from those reflected in the forward-looking statements, and are subject to change based on a number of factors, including those outlined under Item 1A, Risk Factors, in our most recent Annual Report on Form 10-K, and our other filings with the Securities and Exchange Commission ("SEC"). Forward- looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. On December 8, 2024, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Omnicom Group Inc. (“Omnicom”), pursuant to which a merger subsidiary of Omnicom will merge with and into IPG, with IPG surviving the merger as a direct wholly owned subsidiary of Omnicom. The forward-looking statements in this transcript, other than the statements regarding the proposed merger transaction with Omnicom, do not assume the consummation of the proposed transactions unless specifically stated otherwise. Actual results and outcomes could differ materially for a variety of reasons, including, among others:  risks relating to the pending merger transaction with Omnicom, including: the occurrence of any event, change, or other circumstances that could delay or prevent closing of the proposed transactions with Omnicom, or give rise to the termination of the Merger Agreement; unanticipated costs or restrictions resulting from regulatory review of the merger transactions; restrictions on our business activities imposed by the Merger Agreement; costs incurred in connection with the merger and subsequent integration with Omnicom; litigation risks relating to the merger; any failure to integrate successfully the business and operations of Omnicom and IPG in the expected time frame, to realize all of the anticipated benefits of the combination or to effectively manage the combined companies’ expanded operations; and any merger-related loss of clients, service providers, vendors, or other business counterparties;  the effects of a challenging economy on the demand for our advertising and marketing services, on our clients’ financial condition and on our business or financial condition;  our ability to attract new clients and retain existing clients; including as a result of the announced merger transaction with Omnicom;  our ability to retain and attract key employees; including as a result of the announced merger transaction with Omnicom;

22  unanticipated changes in the competitive environment in the marketing and communications services industry, including risks and challenges from new or developing technologies such as artificial intelligence (AI);  risks associated with the effects of global, national and regional economic and political conditions, including counterparty risks and fluctuations in interest rates, inflation rates and currency exchange rates;  the economic or business impact of military or political conflict in key markets; or any significant market disruptions as a result of factors like public health crises;  developments from changes in the regulatory and legal environment for advertising and marketing services companies around the world, including laws and regulations related to data protection and consumer privacy;  the impact on our business as a result of general or directed cybersecurity events; and  risks associated with assumptions we make in connection with our critical accounting estimates, including changes in assumptions associated with any effects of a challenging economy, and potential adverse effects if we are required to recognize impairment charges or other adverse accounting- related developments. Investors should carefully consider the foregoing factors and the other risks and uncertainties that may affect our business, including those outlined under Item 1A, Risk Factors, in our most recent Annual Report on Form 10-K, and our other SEC filings. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We undertake no obligation to update or revise publicly any of them in light of new information, future events, or otherwise.

23 NO OFFER OR SOLICITATION This transcript and the Current Report on Form 8-K to which it is an exhibit are not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. ADDITIONAL INFORMATION ABOUT THE TRANSACTION WITH OMNICOM AND WHERE TO FIND IT In connection with the proposed transaction, IPG and Omnicom have filed a joint proxy statement with the SEC on January 17, 2025, and Omnicom has filed with the SEC a registration statement on Form S-4 on January 17, 2025 (File No.333-284358) (“Form S- 4”) that includes the joint proxy statement of IPG and Omnicom and that also constitutes a prospectus of Omnicom. Each of IPG and Omnicom may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that IPG or Omnicom may file with the SEC. The definitive joint proxy statement/prospectus have been mailed to stockholders of IPG and Omnicom. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN AND MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT IPG, OMNICOM AND THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement, joint proxy statement/prospectus and other documents containing important information about IPG, Omnicom and the proposed transaction, through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement, joint proxy statement/prospectus and other documents (if and when available) filed with the SEC by IPG may be obtained free of charge on IPG’s website at https://investors.interpublic.com/sec-filings/financial-reports or, alternatively, by directing a request by mail to IPG’s Corporate Secretary at The Interpublic Group of Companies, Inc., 909 Third Avenue, New York, NY 10022, Attention: SVP & Secretary. Copies of the registration statement and joint proxy statement/prospectus and other documents (if and when available) filed with the SEC by Omnicom may be obtained free of charge on Omnicom’s website at https://investor.omnicomgroup.com/financials/sec-filings/default.aspx or, alternatively, by directing a request by mail to Omnicom’s Corporate Secretary at Omnicom Group Inc., 280 Park Avenue, New York, New York 10017.

24 PARTICIPANTS IN THE SOLICITATION IPG, Omnicom, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of IPG, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in IPG’s Annual Report on Form 10-K, including under the heading “Executive Officers of the Registrant,” and proxy statement for IPG’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2024, including under the headings “Board Composition,” “Non-Management Director Compensation,” “Executive Compensation” and “Outstanding Shares and Ownership of Common Stock.” To the extent holdings of IPG common stock by the directors and executive officers of IPG have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by IPG’s directors and executive officers with the SEC. Information about the directors and executive officers of Omnicom, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Omnicom’s Annual Report on Form 10-K, including under the heading “Information About Our Executive Officers,” and proxy statement for Omnicom’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2024, including under the headings “Executive Compensation,” “Omnicom Board of Directors,” “Directors’ Compensation for Fiscal Year 2023” and “Stock Ownership Information.” To the extent holdings of Omnicom common stock by the directors and executive officers of Omnicom have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Omnicom’s directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statement and joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from IPG or Omnicom using the sources indicated above.

THE INTERPUBLIC GROUP OF COMPANIES, INC. AND SUBSIDIARIES
U.S. GAAP RECONCILIATION OF NON-GAAP ADJUSTED RESULTS
(Amounts in Millions except Per Share Data)
(UNAUDITED)

	Three Months Ended December 31, 2024					
	As Reported	Amortization of Acquired Intangibles	Restructuring Charges	Deal Costs[1]	Net Losses on Business Dispositions[2]	Adjusted Results (Non-GAAP)
Operating Income and Adjusted EBITA before Restructuring Charges and Deal Costs [3]	$ 567.9	$ (20.4)	$ 6.4	$ (9.3)		$ 591.2
Total (Expenses) and Other Income [4]	(84.6)				$ (57.8)	(26.8)
Income Before Income Taxes	**483.3**	**(20.4)**	**6.4**	**(9.3)**	**(57.8)**	**564.4**
Provision for Income Taxes	125.7	4.2	(1.6)	1.0	6.5	135.8
Effective Tax Rate	*26.0 %*					*24.1 %*
Equity in Net Income of Unconsolidated Affiliates	0.7					0.7
Net Income Attributable to Non-controlling Interests	(13.8)					(13.8)
Net Income Available to IPG Common Stockholders	$ 344.5	$ (16.2)	$ 4.8	$ (8.3)	$ (51.3)	$ 415.5
Weighted-Average Number of Common Shares Outstanding - Basic	372.3					372.3
Dilutive effect of stock options and restricted shares	3.1					3.1
Weighted-Average Number of Common Shares Outstanding - Diluted	375.4					375.4
Earnings Per Share Available to IPG Common Stockholders[5]:						
Basic	$ 0.93	$ (0.04)	$ 0.01	$ (0.02)	$ (0.14)	$ 1.12
Diluted	$ 0.92	$ (0.04)	$ 0.01	$ (0.02)	$ (0.14)	$ 1.11

[1] Consists of deal costs recorded in the fourth quarter of 2024 related to the planned acquisition of IPG by Omnicom.

[2] Primarily relates to a net loss as a result of a completed disposition and the classification of certain assets as held for sale.

[3] Refer to non-GAAP reconciliation of Adjusted EBITA before Restructuring Charges and Deal Costs on page 27.

[4] Consists of non-operating expenses including interest expense, interest income and other income (expense), net.

[5] Earnings per share amounts are calculated on an unrounded basis but rounded for purposes of presentation.

Note: Management believes the resulting comparisons provide useful supplemental data that, while not a substitute for GAAP measures, allow for greater transparency in the review of our financial and operational performance.

25

THE INTERPUBLIC GROUP OF COMPANIES, INC. AND SUBSIDIARIES
U.S. GAAP RECONCILIATION OF NON-GAAP ADJUSTED RESULTS
(Amounts in Millions except Per Share Data)
(UNAUDITED)

	Twelve Months Ended December 31, 2024						
	As Reported	Amortizatio n of Acquired	Impairment of Goodwill	Restructuring	Deal Costs[1]	Net Losses on Businesses Dispositions[2]	Adjusted Results
Operating Income and Adjusted EBITA before Restructuring Charges and Deal Costs [3]	$ 1,203.2	$ (81.8)	$ (232.1)	$ 5.0	$ (9.3)		$ 1,521.4
Total (Expenses) and Other Income [4]	(154.1)					$ (64.2)	(89.9)
Income Before Income Taxes	**1,049.1**	**(81.8)**	**(232.1)**	**5.0**	**(9.3)**	**(64.2)**	**1,431.5**
Provision for Income Taxes	333.9	16.8	20.7	(1.3)	1.0	(10.0)	361.1
Effective Tax Rate	*31.8 %*						*25.2 %*
Equity in Net Income of Unconsolidated Affiliates	0.5						0.5
Net Income Attributable to Non-controlling Interests	(26.2)						(26.2)
Net Income Available to IPG Common Stockholders	$ 689.5	$ (65.0)	$ (211.4)	$ 3.7	$ (8.3)	$ (74.2)	$ 1,044.7
Weighted-Average Number of Common Shares Outstanding - Basic	375.2						375.2
Dilutive effect of stock options and restricted shares	2.5						2.5
Weighted-Average Number of Common Shares Outstanding - Diluted	377.7						377.7
Earnings Per Share Available to IPG Common Stockholders[5]:							
Basic	$ 1.84	$ (0.17)	$ (0.56)	$ 0.01	$ (0.02)	$ (0.20)	$ 2.78
Diluted	$ 1.83	$ (0.17)	$ (0.56)	$ 0.01	$ (0.02)	$ (0.20)	$ 2.77

[1] Consists of deal costs recorded in the fourth quarter of 2024 related to the planned acquisition of IPG by Omnicom.

[2] Primarily relates to a net loss as a result of a completed disposition and the classification of certain assets as held for sale.

[3] Refer to non-GAAP reconciliation of Adjusted EBITA before Restructuring Charges and Deal Costs on page 27.

[4] Consists of non-operating expenses including interest expense, interest income and other expense, net.

[5] Earnings per share amounts are calculated on an unrounded basis but rounded for purposes of presentation.

Note: Management believes the resulting comparisons provide useful supplemental data that, while not a substitute for GAAP measures, allow for greater transparency in the review of our financial and operational performance.

26

THE INTERPUBLIC GROUP OF COMPANIES, INC. AND SUBSIDIARIES
U.S. GAAP RECONCILIATION OF NON-GAAP ADJUSTED RESULTS
(Amounts in Millions)
(UNAUDITED)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2024	2023	2024	2023
Revenue Before Billable Expenses	**$ 2,434.9**	**$ 2,586.2**	**$ 9,187.6**	**$ 9,400.6**
Non-GAAP Reconciliation:				
Net Income Available to IPG Common Stockholders	**$ 344.5**	**$ 463.2**	**$ 689.5**	**$ 1,098.4**
Add Back:				
Provision for Income Taxes	125.7	155.3	333.9	291.2
Subtract:				
Total (Expenses) and Other Income	(84.6)	17.1	(154.1)	(74.6)
Equity in Net Income of Unconsolidated Affiliates	0.7	3.0	0.5	1.3
Net Income Attributable to Non-controlling Interests	(13.8)	(8.4)	(26.2)	(19.7)
Operating Income	**567.9**	**606.8**	**1,203.2**	**1,482.6**
Add Back:				
Amortization of Acquired Intangibles	20.4	20.9	81.8	84.0
Impairment of Goodwill	—	—	232.1	—
Adjusted EBITA	**588.3**	**627.7**	**1,517.1**	**1,566.6**
Adjusted EBITA Margin on Revenue before Billable Expenses %	***24.2 %***	***24.3 %***	***16.5 %***	***16.7 %***
Restructuring Charges	(6.4)	0.8	(5.0)	0.1
Deal Costs	9.3	—	9.3	—
Adjusted EBITA before Restructuring Charges & Deal Costs	**$ 591.2**	**$ 628.5**	**$ 1,521.4**	**$ 1,566.7**
Adjusted EBITA before Restructuring Charges & Deal Costs Margin on Revenue before Billable Expenses %	***24.3 %***	***24.3 %***	***16.6 %***	***16.7 %***

Note: Management believes the resulting comparisons provide useful supplemental data that, while not a substitute for GAAP measures, allow for greater transparency in the review of our financial and operational performance.

27

THE INTERPUBLIC GROUP OF COMPANIES, INC. AND SUBSIDIARIES
U.S. GAAP RECONCILIATION OF NON-GAAP ADJUSTED RESULTS
(Amounts in Millions except Per Share Data)
(UNAUDITED)

	Three Months Ended December 31, 2023				
	As Reported	Amortization of Acquired Intangibles	Restructuring Charges	Net Gain on Business Dispositions[1]	Adjusted Results (Non-GAAP)
Operating Income and Adjusted EBITA before Restructuring Charges [2]	$ 606.8	$ (20.9)	$ (0.8)		$ 628.5
Total (Expenses) and Other Income [3]	17.1			$ 36.8	(19.7)
Income Before Income Taxes	**623.9**	**(20.9)**	**(0.8)**	**36.8**	**608.8**
Provision for Income Taxes	155.3	4.2	0.2	(7.4)	152.3
Effective Tax Rate	*24.9 %*				*25.0 %*
Equity in Net Income of Unconsolidated Affiliates	3.0				3.0
Net Income Attributable to Non-controlling Interests	(8.4)				(8.4)
Net Income Available to IPG Common Stockholders	$ 463.2	$ (16.7)	$ (0.6)	$ 29.4	$ 451.1
Weighted-Average Number of Common Shares Outstanding - Basic	381.4				381.4
Dilutive effect of stock options and restricted shares	2.0				2.0
Weighted-Average Number of Common Shares Outstanding - Diluted	383.4				383.4
Earnings Per Share Available to IPG Common Stockholders [4]:					
Basic	$ 1.21	$ (0.04)	$ (0.00)	$ 0.08	$ 1.18
Diluted	$ 1.21	$ (0.04)	$ (0.00)	$ 0.08	$ 1.18

[1] Primarily relates to a net gain as a result of a completed disposition and the classification of certain assets as held for sale.

[2] Refer to non-GAAP reconciliation of Adjusted EBITA before Restructuring Charges on page 27.

[3] Consists of non-operating expenses including interest expense, interest income and other income (expense), net.

[4] Earnings per share amounts are calculated on an unrounded basis but rounded for purposes of presentation.

Note: Management believes the resulting comparisons provide useful supplemental data that, while not a substitute for GAAP measures, allow for greater transparency in the review of our financial and operational performance.

28

THE INTERPUBLIC GROUP OF COMPANIES, INC. AND SUBSIDIARIES
U.S. GAAP RECONCILIATION OF NON-GAAP ADJUSTED RESULTS
(Amounts in Millions except Per Share Data)
(UNAUDITED)

	Twelve Months Ended December 31, 2023				
	As Reported	Amortization of Acquired Intangibles	Restructuring Charges	Net Gain on Business Dispositions[1]	Adjusted Results (Non-GAAP)
Operating Income and Adjusted EBITA before Restructuring Charges [2]	$ 1,482.6	$ (84.0)	$ (0.1)		$ 1,566.7
Total (Expenses) and Other Income [3]	(74.6)			$ 16.4	(91.0)
Income Before Income Taxes	**1,408.0**	**(84.0)**	**(0.1)**	**16.4**	**1,475.7**
Provision for Income Taxes	291.2	16.9	(0.1)	(3.4)	304.6
Effective Tax Rate	*20.7 %*				*20.6 %*
Equity in Net Income of Unconsolidated Affiliates	1.3				1.3
Net Income Attributable to Noncontrolling Interests	(19.7)				(19.7)
Net Income Available to IPG Common Stockholders	$ 1,098.4	$ (67.1)	$ (0.2)	$ 13.0	$ 1,152.7
Weighted-Average Number of Common Shares Outstanding - Basic	384.1				384.1
Dilutive effect of stock options and restricted shares	1.8				1.8
Weighted-Average Number of Common Shares Outstanding - Diluted	385.9				385.9
Earnings Per Share Available to IPG Common Stockholders [4,5]**:**					
Basic	$ 2.86	$ (0.17)	$ (0.00)	$ 0.03	$ 3.00
Diluted	$ 2.85	$ (0.17)	$ (0.00)	$ 0.03	$ 2.99

[1] Primarily relates to a net gain as a result of a completed disposition and the classification of certain assets as held for sale, as well as a loss related to the sale of an equity investment.

[2] Refer to non-GAAP reconciliation of Adjusted EBITA before Restructuring Charges on page 27.

[3] Consists of non-operating expenses including interest expense, interest income and other expense, net.

[4] Earnings per share amounts are calculated on an unrounded basis but rounded for purposes of presentation.

[5] Basic and diluted earnings per share, both As Reported and Adjusted Results (Non-GAAP), include a positive impact of $0.17 related to the settlement of U.S. Federal Income Tax Audits for the years 2017-2018.

Note: Management believes the resulting comparisons provide useful supplemental data that, while not a substitute for GAAP measures, allow for greater transparency in the review of our financial and operational performance.

29